                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing ("Filer"): InterOil Corporation

B. This is [check one]:
                      [X] an original filing for the Filer
                      [ ] an amended filing for the Filer

C. Identify the filing in conjunction with which this Form is being filed:

          Name of Registrant:          InterOil Corporation
          Form Type:                   Registration Statement on Form F-10
          File Number (if known):      333-
          Filed by:                    InterOil Corporation
          Date Filed:                  November 12, 2004, concurrently with this
                                       Form F-X

D. The Filer is incorporated or organized under the laws of New Brunswick, Canada and has its principal place of business at Suite 2, Level 2, Orchid Plaza 79-88 Abbott Street, Cairns, QLD 4870, Australia, telephone number +61 7 4046 4600.

E. The Filer designates and appoints Gary M. Duvall ("Agent"), located at 25025 I-45 North, Suite 420, The Woodlands, Texas 77380, telephone number (281) 292-1800, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on November 12, 2004 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10 described in Item C of this Form, the securities to which such Form F-10 relates, and the transactions in such securities.

                  (Remainder of page intentionally left blank)

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the The Woodlands, Texas, on the 10th day of November, 2004.

FILER: INTEROIL CORPORATION


     By: /s/ Phil E. Mulacek
         -------------------------------------
         Phil E. Mulacek
         Chairman of the Board,
         Chief Executive Officer and President

This statement has been signed by the following person in the capacity and on the date indicated.

AGENT: GARY M. DUVALL


         /s/ Gary M. Duvall
         -------------------------------------
         Gary M. Duvall


Date: November 10, 2004